                          AMERICAN CENTURY INVESTMENTS
                                4500 MAIN STREET
                           KANSAS CITY, MISSOURI 64111

November 7, 2006

Mr. Jeff Long
Securities and Exchange Commission
Division of Investment Management
100 F Street, Northeast
Washington, DC  20549

       RE:    American Century Mutual Funds, Inc.
              American Century New Opportunities II Fund
              1933 Act File No. 2-14213
              1940 Act File No. 811-00816

     This letter responds to your specific instruction that we furnish a written summary of the response  provided to your oral request for  clarification on the tax treatment of the proposed reorganization of the Kopp Emerging Growth Fund, a portfolio of Kopp Funds Inc.,  into the American  Century New  Opportunities  II
Fund, a portfolio of American  Century  Mutual Funds Inc.  (the  "Transaction").
During a call with you on  October  11,  2006,  our  counsel,  Reed  Smith  LLP, reviewed the tax analysis  pertaining to the  Transaction.  During the call, the following precedent was reviewed with you:

     (A)  Treasury Regulation Section 1.368-1(d).

     (B)  IRS Revenue Ruling 87-76, 1987-2 C.B. 84.

     (C)  Private Letter Rulings 200540001, 200542005, 200542006, 200543049, and
          200546007 (the "July 2005 Rulings").

     (D)  Private Letter Ruling 200621011,  200621012,  and 200622021 (the "2006
          Rulings").

     Under  Treasury  Regulation  1.368-1(d),  one  of the  requirements  for an acquisitive  reorganization,  such as the Transaction, to be treated as tax-free is  the  continuity  of  business  enterprise  ("COBE")  test.  Under  COBE,  an acquisition will qualify if the acquirer  acquires either a significant  portion of the historic  assets of the target or a  significant  line of business of the target.  The Transaction is designed to satisfy the significant line of business portion of the COBE test.

     In Revenue Ruling 87-76, the Internal Revenue Service (the "Service") ruled that an  acquisition  in which an equity fund was  acquired by a municipal  bond fund after the equity  fund  disposed  of all of its assets did not  satisfy the
COBE test because (i) the acquiring  fund did not acquire a significant  portion of the target fund's historic assets and (ii) the business of the acquiring fund after the acquisition  (investment in municipal bonds) was not the same business
as  the  business  of  the  target  fund  (investment  in  equity   securities).
Importantly,  the  Service  did not hold that the  significant  line of business portion of the COBE test was unavailable to investment companies, such as mutual funds, but merely that the businesses of the two funds were not the same.

     The Service issued  relatively little  additional  guidance  concerning the application  of the COBE test to  acquisitions  by mutual funds until 2005. As a result of lack of guidance,

Mr. Jeff Long, Securities and Exchange Commission
November 7, 2006

some law firms required that the acquiring fund retain a significant  portion of the historic assets of the target fund in order to support a favorable  tax-free reorganization  opinion.  In the 2005 Rulings and the 2006 Rulings,  the Service
specifically  ruled that acquisition of mutual funds could satisfy the COBE test by reference to the significant  line of business  portion of that COBE test. In reaching  this  conclusion,  the  Service  relied  on  representations  from the
Acquiring and the Target funds concerning the lines of business in which the two funds were engaged. For example, in Private Letter Ruling 200622021, the parties represented that:

     (1) On the date of  Reorganization,  at least 33 1/3% of Target's portfolio assets would meet the investment  objectives,  strategies,  policies,  risks and restrictions of Acquiring Fund.

     (2)  Target  Fund  did not  alter  its  portfolio  in  connection  with the
Reorganization to meet the 33 1/3% threshold.

     (3) On the date of  Reorganization,  Acquiring  Fund  would have no plan or intention  to change any of its  investment  objectives,  strategies,  policies, risks and restrictions after the Reorganization.

     As  described in the combined  Proxy  Statement/Prospectus  relating to the
Transaction,  the  investment  objectives of Kopp  Emerging  Growth Fund and the
American  Century  New   Opportunities  II  Fund  are   substantially   similar.
Furthermore,  both funds are engaged in the business of  investing  primarily in
the  common  stock  of  domestic   corporations  with  small  to  medium  market
capitalizations.  Given  the  similarity  of  securities  in which the two funds invest and the results of a review of portfolio  holdings performed as a part of the due diligence relating to the Transaction, a sufficient amount of the assets of  Kopp  Emerging  Growth  Fund  could  be  held by the  American  Century  New
Opportunities  II Fund.  Accordingly,  Reed Smith  believes that it can conclude that in the Transaction  the Kopp Emerging Growth Fund and the American  Century
New  Opportunities  II Fund are  engaged in the same line of  business,  thereby satisfying the significant line of business portion of the COBE test.

     Note that while the 2005  Rulings and the 2006  Rulings are Private  Letter
Rulings upon which taxpayers,  other than the taxpayer  obtaining the particular ruling,  may not rely,  they are  indicative  of the  Service's  position on the subject  matter of the ruling.  Because of the number of recent  rulings and the fact that the 2005 Rulings and 2006 Rulings are  consistent  with the  published authority of Revenue  Ruling  87-76,  Reed Smith  believes  that it can render a favorable opinion on the tax-free nature of the Transaction.

     You have also  requested  that we  comment  on the  appropriateness  of the selection  of  American  Century  New  Opportunities  II Fund as the  accounting survivor in the Transaction.  The selection of the accounting  survivor was made by applying the criteria  outlined in the North  American  Security  Trust,  SEC
No-Action  Letter  dated  August  5,  1994.  In  applying  the  criteria  to the
Transaction,  it was determined that American Century New  Opportunities II Fund was the appropriate accounting survivor because: (a) American Century Investment
Management,  Inc.  will  continue  to serve  as the  investment  adviser  to the
American  Century  New  Opportunities  II Fund;  (b) the  investment  objective, policies  and  restrictions  will

Mr. Jeff Long, Securities and Exchange Commission
November 7, 2006

continue to be those of  American  Century New  Opportunities  II Fund;  (c) the
expense structure, including the determination of the fund's expense ratio, will continue to be the expense structure of American Century New Opportunities  Fund
II; and (d) the portfolio composition of American Century New Opportunities Fund
II  will  most   resemble  the  current   portfolio  of  American   Century  New
Opportunities  Fund II.  While  consideration  was  given to the fact  that Kopp
Emerging  Growth Fund's net assets  currently  exceed the net assets of American
Century New Opportunities II Fund, such fact was not considered  material enough to outweigh the other criteria described above.

     Pursuant to your  request,  we  acknowledge  that:  (i) the  Registrant  is responsible for the adequacy and accuracy of the disclosure in its filings; (ii)
Staff  comments or changes to  disclosure  in response to Staff  comments in the filings  reviewed by the Staff do not foreclose the  Commission  from taking any action with  respect to the  filings;  and (iii) the  Registrant  may not assert
Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me at (816) 340-7276.

                                       Respectfully,

                                       /s/ Brian L. Brogan
                                       ----------------------------------------
                                       Brian L. Brogan
                                       Vice President and
                                       Associate General Counsel